UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of April 2, 2013

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), and Form F-3 (File No. 333-183566) to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

On March 14, 2013, RiT Technologies, Ltd. (the “Company”) issued a press release announcing that the Company received a letter from NASDAQ indicating that the Company failed to comply with the NASDAQ Capital Market continued listing requirement to maintain a minimum of $2,500,000 in stockholders’ equity.  NASDAQ issued the deficiency letter in light of the Company’s Form 6-K, filed on March 5, 2013, that reported stockholders’ equity of $2,290,000 as of December 31, 2012 (and the Company having failed to meet the alternatives of market value of listed securities or net income from continuing operations required for continued listing).  A copy of the press release was filed as an exhibit to the Company’s Report on Form 6-K filed with the Commission on March 15, 2013.

On March 14, 2013, the Company issued a press release that it had entered into a Share Purchase Agreement with STINS COMAN Inc., its principal shareholder, pursuant to which STINS COMAN would convert an outstanding loan in the amount of approximately $4.5 million into 1,021,166 of the Company’s ordinary shares at an average price of $4.44 per share (the “Conversion”).  A copy of the press release was also filed as an exhibit to the Company’s Report on Form 6-K filed with the Commission on March 15, 2013.

The Conversion increased the Company’s stockholders’ equity to over $4,000,000 and, as a result, the Company believes that, as of the date of this report, it has regained compliance with the NASDAQ Capital Market minimum stockholders’ equity requirement.

NASDAQ will continue to monitor the Company’s ongoing compliance with the minimum stockholders’ equity requirement.  If, at the time of the Company’s next periodic report with respect to any fiscal period ended after December 31, 2012, the Company does not demonstrate compliance with the NASDAQ Capital Market continued listing requirements (including minimum stockholders’ equity), the Company may be subject to delisting by NASDAQ.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: April 2, 2013	By:	/s/ Elan Yaish
Elan Yaish, CFO